August 11, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549

Re:	RenaissanceRe Holdings Ltd.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-14428

Dear Mr. Rosenberg:

On behalf of RenaissanceRe Holdings Ltd. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed February 25, 2011 (the “2010 Form 10-K”), and contained in the letter, dated July 21, 2011 (the “Comment Letter”).

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Defined terms used herein without definition have the meanings ascribed to them in the 2010 Form 10-K.

* * * * *

Securities and Exchange Commission

August 11, 2011

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows and Liquidity, page 107

1.	Please provide us revised disclosure to be included in future periodic reports that includes an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities for all periods presented.

Response: Please see attached Exhibit A for the proposed new disclosure which will be included in our 2011 Annual Report on Form 10-K. Note that in our 2011 Annual Report on Form 10-K we will also include a discussion of our cash flows for the twelve months ended December 31, 2011.

Notes to the Consolidated Financial Statements

Note 2 Significant Accounting Policies

Other Investments, Page F-13

2.	You state that due to a lag in reporting, some of your fund managers, fund administrators, or both, are unable to provide final fund valuations as of the Company’s current reporting date and that you estimate the value of the investment based on the information known. Please tell us the length of lag in reporting and the amount of the changes in estimate recorded in the periods presented.

Response: We account for our other investments at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic Financial Instruments. The fair value of certain of our fund investments, which principally include hedge funds, private equity funds, senior secured bank loan funds and non-U.S. fixed income funds and are recorded on our balance sheet in other investments, is generally established on the basis of the net valuation criteria established by the managers of such investments, if applicable. The net valuation criteria established by the managers of such investments is established in accordance with the governing documents of such investments. Some of our fund managers, fund administrators, or both, are unable to provide final fund valuations as of our current reporting date. For us, the typical lag in reporting to receive a final net asset value report is one month for hedge funds, senior secured bank loan funds and non-U.S. fixed income funds and three months for private equity funds, although, in the past, with respect of certain of our private equity funds, we have, occasionally, experienced delays of six months at year end, as the private equity funds typically complete their respective year-end audits before releasing their final net asset value statements.

In circumstances where there is a lag in reporting, we estimate the fair value of these funds by starting with the prior month or quarter-end fund valuations, adjusting these valuations for actual capital calls, redemptions or distributions as well as the impact of changes in foreign currency exchange rates, and then estimating the return for the current period. In circumstances in which we estimate the return for the current period, we use

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August 11, 2011

all information available to us. This principally includes preliminary estimates reported to us by our fund managers, obtaining the valuation of underlying portfolio investments where such underlying investments are publicly traded and therefore have a readily observable price, using information that is available to us with respect to the underlying investments, reviewing various indices for similar investments or asset classes, as well as estimating returns based on the results of similar types of investments for which we have reported results, or other valuation methods, where possible. Actual final fund valuations will differ, perhaps materially so, from our estimates and these differences are recorded in the Company’s statement of operations in the period in which they are reported to us as a change in estimate.

The following is a table for the years ended December 31, 2010, 2009 and 2008 that details our net investment income. We have further segregated the net investment income related to our other investments, which principally includes the fund investments noted above, to include the amount of net investment income reported by the fund managers (“Reported net investment income”), the amount we have estimated related to our fund investments due to the delay in receiving current year end final fund valuations (“Estimated net investment income”), and the amount of the change in estimate in each period related to the difference between our estimated net investment income and the actual amount as reported in the final net asset values provided by our fund managers (“Change in estimate (actual vs. estimate)”):

Year ended December 31,	2010	2009	2008
Fixed maturity investments	$108,195	$160,476	$199,469
Short term investments	2,318	4,139	40,933
Other investments
Hedge funds and private equity investments	64,419	18,279	(101,779)
Other	39,305	145,367	(117,867)

Total other investments	103,724	163,646	(219,646)
Cash and cash equivalents	277	600	5,951

	214,514	328,861	26,707
Investment expenses	(10,559)	(10,682)	(12,828)

Net investment income	$203,955	$318,179	$13,879

Other investments net investment income
Reported net investment income	$65,819	$166,802	(190,719)
Estimated net investment income	32,621	7,589	(28,985)
Change in estimate (actual vs. estimate)	5,284	(10,745)	58

Total other investments net investment income	$103,724	$163,646	$(219,646)

For the six months ended June 30, 2011, we recorded a net investment loss of $1.4 million related to our estimated net investment income of $32.6 million at December 31, 2010, and the actual amount reported based on the final fund valuations of $31.2 million.

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August 11, 2011

Note 3. Reserve for Claim and Claim Expenses, page F-40

3.	Your favorable developments of $302 million and $266 million in the years ended December 31, 2010 and 2009, respectively, appear high compared to the beginning reserve balance, the current year’s reserve, and net income. Regarding your discussion of favorable developments below the table on page F-40, please provide us revised disclosure to be included in future periodic reports to address the following:

•	Identify the underlying factors that caused the actual experience to come in better than expected; and

•	Clarify the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Response: Please see attached Exhibit B for the proposed new disclosure which will be included in our 2011 Annual Report on Form 10-K. Note that in our 2011 Annual Report on Form 10-K we will also include a discussion of our reserve development for the twelve months ended December 31, 2011.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Should you have any questions concerning this letter please call the undersigned at (441) 295-4513.

Very truly yours,

/s/ Jeffrey D. Kelly

Jeffrey D. Kelly

cc:	Mary Mast
Vanessa Robertson
Mark A. Wilcox
Stephen H. Weinstein, Esq.
Dierk A. Flemming, Esq.
Robert B. Stebbins, Esq.

Securities and Exchange Commission

August 11, 2011

Exhibit A

Cash Flows and Liquidity

Year ended December 31, 2010

During 2010, our cash and cash equivalents increased $74.6 million, to $277.7 million at December 31, 2010, compared to $203.1 million at December 31, 2009, which excludes a decrease of $3.9 million in cash and cash equivalents related to our discontinued operations held for sale. The following discussion of our cash flows includes the results of operations and financial position of our discontinued operations held for sale at December 31, 2010, related to the sale of substantially all of our U.S.-based insurance operations.

Cash flows provided by operating activities. Cash flows provided by operating activities in 2010 were $494.7 million, which consisted of, among other items, our net income of $861.2 million, partially offset by a decrease in the reserve for claims and claim expenses, net of $159.9 million, net realized and unrealized investment gains on fixed maturity investments of $151.2 million and unrealized gains included in net investment income of $57.5 million related to our other investments. As discussed under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Summary of Results of Operations for 2010, 2009 and 2008”, we generated strong underwriting and investment results, which contributed to the $494.7 million in cash flows provided by operating activities. In addition, as noted above, the reserve for claims and claim expenses, net decreased $159.9 million in 2010, primarily as a result of $402.3 million of paid claims and claim expenses during 2010, partially offset by incurred claims and claim expenses of $242.5 million. Our 2010 cash flows provided by operating activities were primarily used to support our common share repurchase activities as discussed below.

Cash flows provided by investing activities. During 2010, our cash flows provided by investing activities were $108.6 million, which principally reflects our decision to decrease our allocation to other investments, specifically hedge funds, resulting in net sales of other investments of $122.1 million. In addition, during 2010 we continued to transition our portfolio of fixed maturity investments available for sale to trading. Our 2010 cash flows provided by investing activities were primarily used to support our common share repurchase activities as discussed below.

Cash flows used in financing activities. Our cash flows used in financing activities in 2010 were $531.6 million. We used the cash flows generated from our operating and investing activities to return capital to our shareholders as we were in an excess capital position in 2010. This included repurchasing $448.9 million of our common shares, redeeming $100.0 million of our 7.30% Series B Preference Shares as discussed below, paying $55.9 million and $42.1 million in dividends to our common and preferred shareholders, respectively, and repurchasing $136.7 million of DaVinciRe shares from third party shareholders. This was partially offset by the issuance of $250.0 million of 5.75% Senior Notes for $249.1 million.

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August 11, 2011

Year ended December 31, 2009

During 2009, our cash and cash equivalents increased $18.0 million, to $203.1 million at December 31, 2009, compared to $185.1 million at December 31, 2008, which excludes a decrease of $32.0 million in cash and cash equivalents related to discontinued operations held for sale. The following discussion of our cash flows includes the results of operations and financial position of our discontinued operations held for sale at December 31, 2009, related to the sale of substantially all of our U.S.-based insurance operations.

Cash flows provided by operating activities. Cash flows provided by operating activities in 2009 were $588.9 million, which principally consisted of our net income of $1,052.7 million and an increase in reinsurance balances payable of $66.1 million, partially offset by a decrease in our reserve for unearned premiums of $63.6 million, a decrease in the reserve for claims and claim expenses, net of $353.3 million, unrealized gains included in net investment income of $88.5 million related to our other investments and net realized and unrealized investment gains on fixed maturity investments of $93.2 million. As discussed under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Summary of Results of Operations for 2010, 2009 and 2008”, we generated strong underwriting results and significantly improved investment results in 2009, compared to 2008, which contributed to the strong cash flow provided by operating activities. In addition, as noted above, the reserve for claims and claim expenses, net decreased $353.3 million in 2009, primarily as a result of $550.6 million of paid claims and claim expenses during 2009, partially offset by incurred claims and claim expenses of $197.3 million. Our 2009 cash flows provided by operating activities were primarily used to support our financing activities, and to a lesser extent, our investing activities, as discussed below.

Cash flows used in investing activities. During 2009, our cash flows used in investing activities were $115.8 million, which principally reflected our decision to decrease our allocation to short term investments by $1.2 billion, and increase our allocation to fixed maturity investments by $1.3 billion, as a result of the low interest rate environment experienced during 2009, whereby we elected to purchase fixed maturity investments rather than short term investments to generate some additional yield.

Cash flows used in financing activities. Our strong cash flow from operating activities allowed us to repay debt and return capital to our shareholders in 2009. We repurchased $51.0 million of our common shares and repaid $150.0 million borrowed under our prior revolving credit facility, we repurchased $132.7 million of the outstanding shares of DaVinciRe from third party shareholders, and paid $59.7 million and $42.3 million in dividends to our common and preferred shareholders, respectively.

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August 11, 2011

Exhibit B

NOTE 10. RESERVE FOR CLAIMS AND CLAIM EXPENSES

The Company uses statistical and actuarial methods to estimate ultimate expected claims and claim expenses. The period of time from the reporting of a claim to the Company and the settlement of the Company’s liability may be many years. During this period, additional facts and trends will be revealed. As these factors become apparent, case reserves will be adjusted, sometimes requiring an increase or decrease in the overall reserve for claims and claim expenses of the Company, and at other times requiring a reallocation of incurred but not reported (“IBNR”) reserves to specific case reserves or additional case reserves. These estimates are reviewed regularly, and such adjustments, if any, are reflected in the results of operations in the period in which they become known and are accounted for as changes in estimates. Adjustments to the Company’s reserve for claims and claim expenses can impact current year net income by increasing net income if the estimates of prior year claims and claim expense reserves prove to be overstated or by decreasing net income if the estimates of prior year claims and claim expense reserves prove to be insufficient.

The Company’s estimates of claims and claim expenses are also based in part upon the estimation of claims resulting from natural and man-made disasters such as hurricanes, earthquakes, tsunamis, winter storms, terrorist attacks and other catastrophic events. Estimation by the Company of claims resulting from catastrophic events is inherently difficult because of the potential severity of property catastrophe claims. Additionally, the Company has recently increased its specialty reinsurance business but does not have the benefit of a significant amount of its own historical experience in certain of these lines. Therefore, the Company uses both proprietary and commercially available models, as well as historical (re)insurance industry claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

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August 11, 2011

Activity in the liability for unpaid claims and claim expenses is summarized as follows:

Year ended December 31,	2011	2010	2009
Net reserves as of January 1	$—	$1,260,334	$1,565,230
Net incurred related to:
Current year	—	431,476	195,518
Prior years	—	(302,131)	(266,216)

Total net incurred	—	129,345	(70,698)

Net paid related to:
Current year	—	50,793	42,712
Prior years	—	182,754	191,486

Total net paid	—	233,547	234,198

Total net reserves as of December 31	—	1,156,132	1,260,334
Reinsurance recoverable as of December 31	—	101,711	84,099

Total gross reserves as of December 31	$—	$1,257,843	$1,344,433

The following table details the Company’s prior year development by segment of its liability for unpaid claims and claim expenses for the years ended December 31, 2011, 2010 and 2009:

Year ended December 31,	2011	2010	2009
Reinsurance	$—	$286,019	$249,507
Lloyd’s	—	197	—
Insurance	—	15,915	16,709

Total	$—	$302,131	$266,216

For the year ended December 31, 2010, the prior year favorable development of $302.1 million included favorable development of $286.0 million, $0.2 million and $15.9 million attributable to the Company’s Reinsurance, Lloyd’s and Insurance segments, respectively. Within the Company’s Reinsurance segment, the catastrophe unit experienced $157.5 million of favorable development on prior years claims and claim expense reserves and the specialty reinsurance unit experienced $128.6 million of favorable development on prior years claims and claim expense reserves.

For the year ended December 31, 2009, the prior year favorable development of $266.2 million included favorable development of $249.5 million and $16.7 million attributable to the Company’s Reinsurance and Insurance segments, respectively. Within the Company’s Reinsurance segment, the Company’s catastrophe unit experienced $184.4 million of favorable development on prior years claims and claim expense reserves and its specialty reinsurance unit experienced $65.1 million of favorable development on prior years claims and claim expense reserves.

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August 11, 2011

Reinsurance Segment

The Company reviews substantially all of its catastrophe reinsurance claims and claim expense reserves quarterly. The Company’s quarterly review procedures include identifying events that have occurred up to the latest balance sheet date, determining its best estimate of the ultimate expected cost to settle all claims and administrative costs associated with those new events which have arisen during the reporting period, reviewing the ultimate expected cost to settle claims and administrative costs associated with those events which occurred during previous periods, and considering new estimation techniques, such as additional actuarial methods or other statistical techniques, that can assist the Company in developing its best estimate. This process is judgmental in that it involves reviewing changes in paid and reported claims each period and adjusting the Company’s estimates of the ultimate expected claims for each event where there are developments that are different from its previous expectations. If the Company determines that adjustments to an earlier estimate are appropriate, such adjustments are recorded in the period in which they are identified. It should be noted that the level of the Company’s claims associated with certain catastrophes can be very large. For example, within the Company’s Reinsurance segment, initial estimated ultimate claims associated with 2005 hurricanes, Katrina, Rita and Wilma, were over $1.5 billion, and the initial estimated ultimate claims associated with the 2008 hurricanes, Gustav and Ike, were over $530 million. As a result, small percentage changes in the estimated ultimate claims of large catastrophic events can significantly impact the Company’s reserves for claims and claim expenses in subsequent periods.

When initially developing the Company’s reserving techniques for its specialty reinsurance coverages, the Company considered estimating reserves utilizing several actuarial techniques such as paid and reported claims development methods. The Company elected to use the Bornhuetter-Ferguson actuarial method because this method is appropriate for lines of business, such as the Company’s specialty reinsurance business, where there is a lack of historical claims experience. This method allows for greater weight to be applied to expected results in periods where little or no actual experience is available, and, hence, is less susceptible to the potential pitfall of being excessively impacted by one particular year or quarter of actual paid and/or reported claims data. This method uses initial expected claims ratio expectations to the extent that claims are not paid or reported, and it assumes that past experience is not fully representative of the future. As the Company’s reserves for claims and claim expenses age, and actual claims experience becomes available, this method places less weight on expected experience and places more weight on actual experience. This experience, which represents the difference between expected reported claims and actual reported claims is reflected in the respective reporting period as a change in estimate. The Company reevaluates its actuarial reserving techniques on a periodic basis.

The Company reviews substantially all of its specialty reinsurance claims and claim expense reserves quarterly. Typically, the quarterly review procedures include reviewing paid and reported claims in the most recent reporting period, reviewing the development of paid and reported claims from prior periods, and reviewing the Company’s overall experience by underwriting year and in the aggregate. The Company monitors its expected ultimate claims and claim expense ratios and expected claims reporting assumptions on a quarterly basis and compares them to its actual experience. These actuarial assumptions are generally reviewed

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annually, based on input from the Company’s actuaries, underwriters, claims personnel and finance professionals, although adjustments may be made more frequently if needed. Assumption changes are made to adjust for changes in the pricing and terms of coverage the Company provides, changes in industry standards, as well as its actual experience, to the extent the Company has enough data to rely on its own experience. If the Company determines that adjustments to an earlier estimate are appropriate, such adjustments are recorded in the period in which they are identified.

Securities and Exchange Commission

August 11, 2011

The following table details the development of the Company’s liability for unpaid claims and claim expenses for its Reinsurance segment for the year ended December 31, 2010 split between its catastrophe reinsurance unit and its specialty reinsurance unit and then further split between catastrophe claims and claim expenses and attritional claims and claim expenses:

Year ended December 31, 2010	Catastrophe Reinsurance Unit	Specialty Reinsurance Unit	Reinsurance Segment
Catastrophe claims and claim expenses
Large catastrophe events
Mature, large catastrophe events
World Trade Center (2001)	$9,858	$—	$9,858
European Windstorm Erwin (2005)	6,655	—	6,655
Hurricanes Martin & Floyd (1999)	4,774	—	4,774
European Floods (2002)	4,362	—	4,362
U.S. PCS 88 Wind and Thunderstorm (2003)	2,873	—	2,873
Hurricane Isabel (2003)	1,995	—	1,995
U.S. PCS 97 Wildland Fire (2003)	1,227	—	1,227
Windstorm Anatol (1999)	971	—	971
Northridge Earthquake (1993)	905	—	905

Total mature, large catastrophe events	33,620	—	33,620
Buncefield Oil Depot (2005)	27,418	2,073	29,491
Hurricanes Katrina, Rita & Wilma (2005)	25,482	5,350	30,832
Hurricanes Gustav & Ike (2008)	10,878	—	10,878
Hurricanes Charley, Francis, Ivan & Jeanne (2004)	8,149	—	8,149
European Windstorm Klaus (2009)	8,000	—	8,000

Total large catastrophe events	113,547	7,423	120,970
Small catastrophe events
U.S. PCS 78 Wind and Thunderstorm (2009)	3,215	—	3,215
U.S. PCS 66 Wind and Thunderstorm (2009)	3,149	—	3,149
U.S. Winter Storm (2009)	3,000	—	3,000
Hurricane Bill (2009)	2,500	—	2,500
U.S. PCS 82 Wind and Thunderstorm (2009)	2,429	—	2,429
Austrian Floods (2009)	2,356	—	2,356
Other	27,262	—	27,262

Total small catastrophe events	43,911	—	43,911

Total catastrophe claims and claim expenses	$157,458	$7,423	$164,881

Attritional claims and claim expenses
Bornhuetter-Ferguson actuarial method - actual reported claims less than expected claims	$—	$71,261	$71,261
Actuarial assumption changes	—	31,400	31,400
Reductions in event specific claims	—	18,477	18,477

Total attritional claims and claim expenses	$—	$121,138	$121,138

Total favorable development of prior accident years claims and claim expenses	$157,458	$128,561	$286,019

Securities and Exchange Commission

August 11, 2011

Catastrophe Reinsurance Unit

The favorable development of prior accident years claims and claim expenses within the Company’s catastrophe reinsurance unit in 2010 of $157.5 million was due to reductions of $33.6 million to the estimated ultimate claims of mature, large catastrophe events, such as the 2001 World Trade Center, European windstorm Erwin and the large European windstorms of 1999, for which the claims are principally paid and the amount of additional reported claims had slowed considerably and therefore the ultimate claims were reduced. In addition, the 2005 Buncefield Oil Depot claim was reduced by $27.4 million in 2010, principally due to the underlying insured subrogating its liability and subsequently reimbursing the Company for claims the Company had previously paid to the insured. The ultimate claims associated with the 2005 hurricanes, Katrina, Rita and Wilma, and the 2004 hurricanes, Charley, Frances, Ivan and Jeanne, were reduced by $25.5 million and $8.1 million, respectively, as reported claims came in better than expected in 2010. As discussed below, the Company adopted a new actuarial technique in 2009 to reserve for these hurricanes and the level of reported claims in 2010 was less than the actuarial technique would have indicated, resulting in formulaic decreases to the ultimate claims for these large hurricanes. The ultimate claims associated with the 2008 hurricanes, Gustav and Ike, were reduced by $10.9 million and the 2009 European windstorm Klaus were reduced by $8.0 million in 2010, due to better than expected reported claims activity. The remainder of the favorable development of prior accident years claims and claim expenses was due to a reduction in ultimate claims on a large number of relatively small catastrophes, all principally the result of reported claims coming in less than expected, resulting in formulaic decreases to the ultimate claims for these events.

Specialty Reinsurance Unit

The favorable development of prior accident years claims and claim expenses within the Company’s specialty reinsurance unit in 2010 of $128.6 million includes $31.4 million associated with actuarial assumption changes, principally in the Company’s casualty clash and surety lines of business, and partially offset by an increase in reserves within the Company’s workers compensation per risk line of business, principally as a result of revised initial expected claims ratios and claim development factors due to actual experience coming in better than expected; $18.5 million due to reductions in case reserves and additional case reserves, which are reserves established at the contract level for specific events; $7.4 million due to reductions in case reserves and additional case reserves for certain large catastrophe events; and the remainder of $71.3 million due to reported claims coming in better than expected in 2010 on prior accident years events, principally the 2005 through 2009 underwriting years, as a result of the application of the Company’s formulaic actuarial reserving methodology.

Securities and Exchange Commission

August 11, 2011

The following table details the development of the Company’s liability for unpaid claims and claim expenses for its Reinsurance segment for the year ended December 31, 2009 split between its property catastrophe reinsurance unit and its specialty reinsurance unit and then further split between catastrophe claims and claim expenses and attritional claims and claim expenses:

Year ended December 31, 2009	Catastrophe Reinsurance Unit	Specialty Reinsurance Unit	Reinsurance Segment
Catastrophe claims and claim expenses
Large catastrophe events
Hurricanes Gustav & Ike (2008)	$44,664	$—	$44,664
Hurricanes Katrina, Rita & Wilma (2005)	25,456	10,000	35,456
European Windstorm Kyrill (2007)	16,719	—	16,719
U.K. Floods (2007)	14,589	—	14,589
U.S. PCS 21 California Wildland Fire (2007)	14,085	—	14,085
Hurricanes Charley, Frances, Ivan & Jeanne (2004)	11,302	—	11,302

Total large catastrophe events	126,815	10,000	136,815

Small catastrophe events
Windstorm Emma (2008)	8,910	—	8,910
U.S. PCS 27 Wind and Thunderstorm (2008)	4,237	—	4,237
Hurricane Dean (2007)	3,889	—	3,889
U.S. PCS 42 Wind and Thunderstorm (2008)	3,862	—	3,862
U.S. PCS 43 Wind and Thunderstorm (2008)	3,171	—	3,171
Other	33,511	—	33,511

Total small catastrophe events	57,580	—	57,580

Total catastrophe claims and claim expenses	$184,395	$10,000	$194,395

Attritional claims and claim expenses
Bornhuetter-Ferguson actuarial method - actual reported claims less than expected claims	$—	$92,115	$92,115
Madoff	—	(32,500)	(32,500)
Subprime	—	(4,503)	(4,503)

Total attritional claims and claim expenses	$—	$55,112	$55,112

Total favorable development of prior accident years claims and claim expenses	$184,395	$65,112	$249,507

Catastrophe Reinsurance Unit

The favorable development of prior accident years claims and claim expenses within the Company’s property catastrophe unit of $184.4 million in 2009 includes a $44.7 million reduction in the ultimate claims associated with the 2008 hurricanes, Gustav and Ike. Given the magnitude and the then recent occurrence of the 2008 hurricanes, Gustav and Ike, during the third quarter of 2008, combined with delays in receiving claims data, potential uncertainties related to reinsurance recoveries and other uncertainties inherent in claims estimation, meaningful uncertainty remained regarding the ultimate claims related to these hurricanes at December 31, 2008. Accordingly, as the Company received additional information during 2009, the level of reported claims was less than expected and, as such, the ultimate claims associated with these hurricanes was reduced.

Securities and Exchange Commission

August 11, 2011

In 2009, the Company reviewed its processes and methodology for estimating the ultimate expected cost to settle all claims arising from certain mature, large U.S. hurricanes. During this process, the Company evaluated several actuarial methodologies including using paid claim development factors, reported claim development factors and ratios of IBNR to case reserves. In this review, among other things, the Company looked at its historical claims experience on these mature large U.S. hurricanes, the amount of case reserves associated with these mature, large U.S. hurricanes and available industry claims information on the same or similar events. The Company determined that the use of the reported claim development factor methodology for these mature, large U.S. hurricanes would provide the Company with the best estimate of ultimate claim in respect of these events. Currently, the Company believes this approach is only applicable for the 2004 and 2005 large hurricanes as it believes that (i) these events have a large enough number of reported claims to be statistically sound, (ii) these events have available industry reported claims information to supplement the Company’s own historical reported claim information, and (iii) a sufficient amount of time has passed from the date of claim that the use of an actuarial method could assist in estimating the ultimate costs. The Company implemented this actuarial methodology in 2009 with respect to its 2004 and 2005 hurricane claims. In implementing this actuarial technique, the Company adjusted its ultimate claims at December 31, 2009 on the 2004 hurricanes from 96.6% reported to 98.1% reported and from 93.6% reported to 95.8% reported for the 2005 hurricanes. The impact of these changes within the Company’s catastrophe reinsurance unit was a decrease in ultimate claims on the 2004 hurricanes by $12.3 million and by $28.1 million for the Company’s 2005 hurricane claims, prior to the impact of changes in the Company’s reinsurance recoveries. At December 31, 2010, the Company estimates its reported claims are 99.3% and 98.1% reported for the 2004 and 2005 hurricanes, respectively.

The remainder of the reduction in ultimate claims in 2009 was due to the 2007 European windstorm Kyrill of $16.7 million; the 2007 California wildfires of $14.1 million; the 2007 flooding in the U.K. of $14.6 million; and $57.6 million related to reductions in the ultimate net claims on a variety of smaller catastrophes such as hail storms, winter freezes, floods, fires and tornadoes which occurred during the 2006 through 2008 accident years.

Specialty Reinsurance Unit

The favorable development of prior accident years claims and claim expenses within the Company’s specialty reinsurance unit of $65.1 million in 2009 was principally attributable to lower than expected claims emergence on the 2005 through 2008 underwriting years of $92.1 million, which was driven by the application of the Company’s formulaic actuarial reserving methodology for this business with the reductions being due to actual paid and reported claim activity being more favorable to date than what was originally anticipated when setting the initial IBNR reserves, $10.0 million due to a reduction on one claim on a contract related to the 2005 hurricanes, and partially offset by a $32.5 million increase in the Company’s estimated ultimate net claims on the 2008 Madoff matter and a $4.5 million increase due to the subprime claims, with both of these increases driven by higher than expected claims activity.

Securities and Exchange Commission

August 11, 2011

Lloyd’s Segment

The Company uses the Bornhuetter-Ferguson actuarial method to estimate claims and claim expenses within its Lloyd’s segment for its property and casualty (re)insurance contracts and quota share reinsurance business. The comments discussed above relating to the Company’s reserving techniques and processes for the Company’s specialty reinsurance unit within the Company’s Reinsurance segment also apply to the Company’s Lloyd’s segment. In addition, certain of the Company’s coverages may be impacted by natural and man-made catastrophes. The Company estimates claim reserves for these claims after the event giving rise to these claims occurs, following a process that is similar to the Company’s catastrophe reinsurance unit discussed above.

The following table details the development of the Company’s liability for unpaid claims and claim expenses for its Lloyd’s segment for the years ended December 31, 2011, 2010 and 2009:

Year ended December 31,	2011	2010	2009
Lloyd’s	$—	$197	$—

The Company commenced its Lloyd’s operations in mid-2009 and the reserve development in this segment since that time has not been significant.

Insurance Segment

The Company uses the Bornhuetter-Ferguson actuarial method to estimate claims and claim expenses within its Insurance segment for its property and casualty insurance contracts and quota share reinsurance business. The comments discussed above relating to the Company’s reserving techniques and processes for its specialty reinsurance unit within the Company’s Reinsurance segment also apply to the Company’s Insurance segment. In addition, certain of the Company’s coverages may be impacted by natural and man-made catastrophes. The Company estimates claim reserves for these claims after the event giving rise to these claims occurs, following a process that is similar to the Company’s catastrophe reinsurance unit discussed above.

The following table details the development of the Company’s liability for unpaid claims and claim expenses for its Insurance segment for the years ended December 31, 2011, 2010 and 2009:

Year ended December 31,	2011	2010	2009
Large catastrophe events	$—	$300	$1,603
Attritional claims and claim expenses	—	15,615	15,106

Total	$—	$15,915	$16,709

Securities and Exchange Commission

August 11, 2011

The favorable development of $15.9 million in 2010 on prior accident year claims and claim expenses within the Company’s Insurance segment was principally driven by the application of the Company’s formulaic actuarial reserving methodology for this business with the reductions being due to actual paid and reported claim activity being more favorable to date than what was originally anticipated when setting the initial reserves. There were no significant changes made to the actuarial assumptions in 2010 or to the ultimate claims associated with the large catastrophe events.

The favorable development within the Company’s Insurance segment of $16.7 million in 2009 was principally driven by the application of the Company’s formulaic actuarial reserving methodology for this business with the reductions being due to actual paid and reported claim activity being more favorable to date than what was originally anticipated when setting the initial reserves. During 2009, there were no significant changes made to the actuarial assumptions used as part of the Company’s formulaic actuarial reserving methodology noted above. The Company’s Insurance segment experienced a $2.1 million decrease in the net ultimate claims and claim expenses associated with the 2004 and 2005 large hurricanes during 2009, including the adoption the actuarial technique noted above for these hurricanes. The total decrease in net ultimate claims and claim expenses associated with large catastrophes in 2009 was $1.6 million.